SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the year ended: December 31, 2004

Or

☐ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the period from to .

Commission file number 0-22256

MONACO COACH CORPORATION 401(K) PLAN

 (Full title of the Plan)

MONACO COACH CORPORATION

 (Name of issuer of the securities held pursuant to the Plan)

91320 Industrial Way

Coburg, OR 97408

(Address of principal executive office)

Monaco Coach Corporation
401(k) Plan

Index

December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

Financial Statements

Statements of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedule

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

Note:

Other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Monaco Coach Corporation

401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Monaco Coach Corporation 401(k) Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Portland, Oregon
June 20, 2005

Monaco Coach Corporation
401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets
Investments, at fair value
Registered investment companies	$25,329,360	$19,412,777
Common stock	23,591,557	23,826,172
Collective trust fund	18,090,809	17,231,200
Pooled separate accounts	12,474,071	7,180,223
Participant loans	3,670,265	2,677,965
Total investments	83,156,062	70,328,337
Receivables
Employer contributions	878,379	678,400
Participant contributions	—	53
Total receivables	878,379	678,453
Total assets	84,034,441	71,006,790
Liabilities
Excess contributions payable	47,976	—
Net assets available for benefits	$83,986,465	$71,006,790

The accompanying notes are an integral part of these financial statements.

Monaco Coach Corporation

401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

Additions
Investment income
Net appreciation in fair value of investments	$8,861,102
Interest and dividends	421,299
Interest on participant loan payments	167,552
Total investment income	9,449,953
Contributions
Participant	5,890,412
Employer	878,255
Participant rollover	434,552
Total contributions	7,203,219
Total additions	16,653,172
Deductions
Benefits paid to participants	(3,610,779)
Administrative expenses	(62,718)
Total deductions	(3,673,497)
Net increase	12,979,675
Net assets available for benefits
Beginning of year	71,006,790
End of year	$83,986,465

The accompanying notes are an integral part of these financial statements.

Monaco Coach Corporation

401(k) Plan

Notes to Financial Statements

December 31, 2004 and 2003

1.           Plan Description

The following brief description of Monaco Coach Corporation 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document, prospectus and the summary plan description for more complete information.

General

The Plan is a defined contribution plan covering substantially all full-time employees of Monaco Coach Corporation (the “Company”) who are age 18 or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”) and the Internal Revenue Code of 1986, as amended (“IRC”). Principal Financial Group (“Principal”) acts as the Plan’s recordkeeper, Trustee and Custodian of the Plan’s assets.

Contributions

Participants may elect voluntary salary deferral contributions withheld from their salary based on an elected percentage, to a maximum of 25%, of their pre-tax earnings, subject to annual individual deferral limitations under the IRC. Participants can change their investment fund allocations daily and pre-tax reduction percentage on a monthly basis. Participants may choose to invest up to 25% of their future salary deferral contributions in the Monaco Coach Corporation Common Stock Fund. The Company matches 25% of the first 4% of eligible compensation, if the Company has a net profit before such contributions at year end.  Participant’s salary deferral and matching contributions are self-directed in the various investment funds of the Plan.  All contributions are limited to the applicable amounts as prescribed by the IRC.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, an allocation of Plan earnings, and an allocation of administrative expenses as defined by the Plan. Allocations are based on participant earnings or account balances, as defined. The benefit, to which a participant is entitled, is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their salary deferral contributions and employer contributions plus actual earnings thereon; therefore, the Plan does not have any forfeitures.

Participant Loans

Participants may borrow up to 50% of the value of their account balance, with the aggregate of any outstanding loans not to exceed $50,000. The loans are secured by the balance in the participant’s account and bear interest at 1% above the prime rate. Principal and interest is paid ratably through weekly payroll deductions. Interest is credited to the participant’s account.

Benefit Payments

On termination of service due to death, disability, resignations, discharge or retirement, a participant may elect to receive either a lump-sum distribution equal to the value of the participant’s vested interest in his or her account or annual installments according to the Plan’s provisions. If the participant has a balance of greater than $5,000 in his or her account, the participant may also elect to keep the account balance in the Plan.

2.                                      Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments in common stocks listed on a national securities exchange and over-the-counter securities are valued at the last reported sale price on the valuation date or, if no sales are reported for that day, the last published sale price. Investments in collective trust funds and registered investment companies are stated at fair value, based upon the market value of the underlying securities, as determined or provided by Principal. Collective trust funds represent investments held in pooled funds. Investments are purchased and sold at the fair value of the underlying investments and receive the interest and dividend earnings of the underlying investments. The investments in the pooled separate accounts are stated at fair value and are based on the market value of the underlying securities, as determined by Principal. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation of those investments.

Benefits Payable

Benefits are recorded when paid. Accordingly, benefits payable to persons that have elected to withdraw from the Plan but not yet been paid have not been accrued. At December 31, 2004, there was $1,136 payable to participants.  At December 31, 2003, there were no benefits payable to participants.

Expenses

Investment expenses and certain allowable administrative expenses are paid by the Plan. All other administrative expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. On an on-going basis, the Plan evaluates its estimates, including contingencies and litigation. The Plan bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Risks and Uncertainties

The Plan provides participants with a choice of various investments. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities, and thus the net assets of the funds, will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3.             Investments

The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2004:

Registered investment companies
American Funds American Balanced R4 Fund	$8,153,032
MFS Value A Fund	7,466,467
Fidelity Advisor Mid Cap T Fund	5,119,209
Common stock
Harley Davidson Incorporated	19,433,486
Collective trust fund
Principal Stable Value Fund	18,090,809
Pooled separate accounts
Fidelity Contra Portfolio	5,414,885

The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2003:

Registered investment companies
American Funds American Balanced R4 Fund	$6,577,405
MFS Value A Fund	5,971,027
Fidelity Advisor Mid Cap T Fund	4,088,762
Common stock
Harley Davidson Incorporated	18,725,815
Monaco Coach Corporation	5,100,537
Collective trust fund
Principal Stable Value Fund	17,231,200
Pooled separate accounts
Fidelity Contra Portfolio	4,333,685

During 2004 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common stock	$4,359,751
Registered investment companies	2,675,641
Pooled separate accounts	1,273,337
Collective trust fund	552,373
$8,861,102

4.                                      Plan Tax Status

The Internal Revenue Service determined and informed the Company by letter, dated May 1, 2002, that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the favorable determination letter, the plan administrator is of the opinion that the Plan continues to fulfill the requirements of a qualified plan under Section 401(a) and 501(a) of the IRC and that the Plan is not subject to tax. Accordingly, no provision for federal or state income taxes has been provided.

5.                                      Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  The net assets of the Plan would be allocated and distributed among the participants and beneficiaries of the Plan in proportion to their interests.

6.                                      Party-In-Interest and Related Party Transactions

The Plan’s investment assets represent funds invested in, or maintained by, Principal. Principal is the Trustee and Custodian of Plan assets since February 23, 2003; and therefore, these investments represent exempt party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $62,718 for the year ended December 31, 2004.

Certain Plan investments are shares of Company common stock. At December 31, 2004, the Plan held 202,142 shares of Monaco Coach Corporation common stock valued at $4,158,071. At December 31, 2003, the Plan held 214,301 shares of Monaco Coach Corporation common stock valued at $5,100,357.

As part of the purchase of Holiday Rambler in 1996 from Harley Davidson, the Holiday Rambler benefit plan was merged into the Plan.  Prior to the purchase of Holiday Rambler, participants could select Harley Davidson common stock as an investment option.  After the acquisition, participants no longer could select the Harley Davidson common stock as an investment option.  At December 31, 2004, the Plan held 319,893 shares of Harley Davidson common stock valued at $19,433,486.  At December 31, 2003, the Plan held 393,979 shares of Harley Davidson common stock valued at $18,725,815.

7.                                      Reconciliation of Financial Statements to Form 5500

There were no differences between the Form 5500 and the financial statements for the years ended December 31, 2004 and 2003.

Monaco Coach Corporation
401(k) Plan

Schedule of Assets (Held at End of Year)

December 31, 2004

		(c)
		Description of
		Investment Including
		Maturity Date,
	(b)	Rate of Interest,	(d)	(e)
	Identity of Issue, Borrower,	Collateral, Par or	Historical	Current
(a)	Lessor or Similar Party	Maturity Value	Cost (1)	Value

	Registered investment companies
	American Funds American Balanced R4 Fund	453,198 shares		$8,153,032
	MFS Value A Fund	322,665 shares		7,466,467
	Fidelity Advisor Mid Cap T Fund	202,982 shares		5,119,209
	Fidelity Advisor Diversified International Fund	162,265 shares		3,011,644
	American Funds Growth Fund R4 Fund	23,323 shares		635,082
	American Century Equity Income Adv Fund	76,133 shares		617,440
	AIM Small Cap Growth A Fund	11,889 shares		326,486
	Total registered investment companies			25,329,360
	Common stock
	Harley Davidson Incorporated	319,893 shares		19,433,486
*	Monaco Coach Corporation	202,142 shares		4,158,071
	Total common stock			23,591,557
	Collective trust fund
*	Principal Stable Value Fund	1,226,640 units		18,090,809
	Pooled separate accounts
	Fidelity Contra Portfolio	208,562 units		5,414,885
*	Principal Large Cap Stock Index Separate Account	41,274 units		1,830,649
*	Principal Bond & Mortgage Separate Account	1,972 units		1,385,466
*	Principal Lifetime Strategic Income Separate Account	101,834 units		1,317,335
*	Principal Lifetime 2020 Separate Account	42,688 units		559,918
*	Principal Lifetime 2030 Separate Account	40,234 units		519,079
*	Principal Small Cap Stock Index Separate Account	21,329 units		398,067
*	Principal Partners Small-Cap Value Separate Account	17,750 units		305,176
*	Principal Lifetime 2040 Separate Account	18,730 units		243,933
*	Principal Mid Cap Stock Index Separate Account	13,843 units		236,644
*	Principal Lifetime 2050 Separate Account	10,858 units		135,802
*	Principal Lifetime 2010 Separate Account	9,756 units		127,117
	Total pooled separate accounts			12,474,071
	Participant loans	5.00 - 10.50%, maturities		3,670,265
		ranging from 2005 to 2014		$83,156,062

*	Party-in-interest.
(1)	Cost information has been omitted for participant directed assets.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 29, 2005	MONACO COACH CORPORATION 401(K) PLAN

	By:	/s/ P. Martin Daley
P. Martin Daley
Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm